Filed by Fifth Wall Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Fifth Wall Acquisition Corp. I

Commission File No. 001-39991

The following press release was released on various media outlets on June 25, 2021.

SmartRent Reports Double Digit First Quarter 2021 Revenue Growth and Record Quarterly New Units

•	New Units Deployed in the first quarter were 32,483, up 81% year-over-year

•	Total Committed Units of over 600,000 as of end of March 2021

•	Total first quarter revenue of $19.2 million, up 16% year-over-year

•	Deferred revenue of $64.0 million as of March 31, 2021, up 134% year-over-year

•	Launched an exclusive integration with map visualization technology leader Engrain, as well as new product features including Guest Parking, Hubless Credentials and Salto Locks

•	Business combination with Fifth Wall Acquisition Corp. I expected to close in the third quarter of 2021

SCOTTSDALE, Ariz., June 25, 2021 -- SmartRent.com, Inc. ("SmartRent" or “the Company”), a leading provider of smart home and smart building automation for property owners, managers, developers, homebuilders and residents, which recently announced it will go public through a merger with special purpose acquisition company (“SPAC”) Fifth Wall Acquisition Corp. I (NASDAQ: FWAA) ("FWAA"), today reported financial results for the first quarter ended March 31, 2021.

Lucas Haldeman, Founder and CEO of SmartRent, commented, “We had an excellent quarter growing at a rapid pace while staying focused on providing the ultimate smart home experience for our clients and their residents. We remain well positioned for future success as evidenced by the substantial increase in our deferred revenue base, up 134% year-over-year, which we expect will provide a consistent revenue stream moving forward. We deployed more than 32,000 new units, a quarterly record, in the first quarter and are excited to see continued demand momentum in the second quarter.”

Mr. Haldeman, continued, “Excitingly, we announced our business combination with Fifth Wall Acquisition Corp. I, sponsored by Fifth Wall, the world’s largest proptech investor, that will allow us to go public and accelerate the growth of our category-leading smart home technology. Looking ahead, we will continue to capitalize on our enhanced product offerings and industry-leading zero customer churn to further expand our growing base of recurring revenue.”

First Quarter Results

Total revenue increased by $2.6 million, or 16%, to $19.2 million in the first quarter of 2021, from $16.6 million in the first quarter of 2020. The year-over-year increase in revenue resulted primarily from an increased number of active subscriptions for the Company’s software service applications and an increase in the volume of installations of the Company’s smart home hardware devices.

Operating expenses increased by $1.4 million to $8.8 million in the first quarter of 2021 from $7.4 million in the first quarter of 2020, primarily resulting from an increase in research and development expenses related to product portfolio enhancements and sales and marketing expenses resulting primarily from increased personnel-related costs in order to support the growth of the Company’s operations. The Company continues to invest for growth and has increased its total headcount by approximately 100% since the end of March 2020.

Adjusted EBITDA was $(7.9) million in the first quarter of 2021. Net loss was $(9.3) million in the first quarter of 2021.

Total deferred revenue was $64.0 million as of March 31, 2021, up from $53.5 million as of December 31, 2020 and up from $27.4 million as of March 31, 2020.

Key Operating Metrics

•	New Units Deployed in the first quarter of 2021 were 32,483, up 81% compared to 17,940 in the prior year period. As of March 31, 2021, SmartRent had a total of 187,588 Units Deployed, up 109% year-over-year.

•	Units Booked in the first quarter of 2021 were 45,536, up 101% compared to 22,700 in the prior year period.

•	SmartRent’s customers owned an aggregate of 2.9 million rental units and included 15 of the top 20 multifamily residential owners in the United States as of March 31, 2021. To date, the Company has not experienced any customer churn and had 604,478 Committed Units in its near-term pipeline as of March 31, 2021.

•	ARR in the first quarter of 2021 was $5.3 million, up 101% compared to $2.7 million in the prior year period.

Recent Business Highlights

•	In May, SmartRent announced the launch of an exclusive integration with map visualization technology leader Engrain, to optimize its new parking management solution, Alloy Parking, which uses parking sensors to track vehicles on-site and provide real-time occupancy data, violation alerts and trend reporting. Earlier this year, SmartRent announced a number of new features including the addition of Guest Parking to Alloy Parking and the addition of Hubless Credentials to Alloy Access. The Company also announced the SmartRent platform supports electronic locks from Salto Locks, which provides wire-free bluetooth, low energy solutions that does not require a WiFi connection.

•	SmartRent was named a winner in the HousingWire Tech100 Real Estate awards, recognizing the most innovative technology companies serving the mortgage and real estate industries. SmartRent was also named #1 in Growjo’s "100 Fastest Growing Companies in Arizona" Awards for 2021 and the SmartRent Support Team was recognized as a Silver Stevie Winner for Contact Center of the Year within the technology sector.

Transaction with Fifth Wall

On April 22, 2021, SmartRent announced that it will go public in a merger with Fifth Wall Acquisition Corp. I, a special purpose acquisition company, to accelerate the growth of its category-leading smart home technology for the global real estate industry. Following the completion of the transaction, SmartRent expects up to approximately $513 million in cash, including proceeds from an oversubscribed $155 million PIPE anchored by leading real estate companies, SmartRent customers, and institutional investors including Starwood Capital Group, Lennar, Invitation Homes, Koch Real Estate Investments, Baron Capital Group, D1 Capital Partners L.P., Long Pond Capital, LP, and Conversant Capital LLC. The equity value of the combined company is $2.2 billion at the $10.00 per share PIPE subscription price and assuming no redemptions by FWAA’s public shareholders. The transaction is expected to close during the third quarter of 2021, subject to the satisfaction of customary closing conditions, including the approval of shareholders of both parties. Upon closing of the business combination, SmartRent’s current shareholders are expected to own approximately 73% of the pro forma company, which is expected to be listed under the symbol “SMRT”.

Conference Call Information

SmartRent will host a conference call to discuss its first quarter 2021 financial results today, Friday, June 25, 2021, at 8:30 A.M. ET. A webcast of the conference call will be available on the SmartRent website at investors.smartrent.com.

About SmartRent

Founded in 2017, SmartRent is an enterprise smart home and smart building technology platform for property owners, managers and residents. The SmartRent solution is designed to provide property managers with seamless visibility and control over all their assets while delivering cost savings and additional revenue opportunities through all-in-one home control offerings for residents. For more information please visit smartrent.com.

About Fifth Wall Acquisition Corp. I

Fifth Wall Acquisition Corp. I is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Key Operating Metrics

SmartRent regularly monitors a number of operating and financial metrics including the following non-GAAP financial measures which the Company believes are key drivers of its growth, to evaluate its operating performance, identify trends affecting its business, formulate business plans, measure its progress and make strategic decisions. The Company’s Key Operating Metrics may not provide accurate predictions of future GAAP financial results.

Total Units Deployed is defined as the aggregate number of the Company’s SmartHubs which have been installed (also including customer self-installations) as of a stated measurement date. New Units Deployed are defined as the aggregate number of SmartRent’s hubs which have been installed (also including customer self-installations) during a stated measurement period.

Units Booked is defined as the aggregate number of SmartHubs associated with signed master service agreements or binding purchase orders during the period.

Total Committed Units is defined as both units that are subject to binding purchase orders from customers and units that existing customers who are parties to a SmartRent Master Services Agreement have informed us (on a non-binding basis) that they intend to order in the future for deployment within two years of the measurement date.

Annual Recurring Revenue (“ARR”) is defined as the annualized value of our recurring hosted services revenue.

Use of Non-GAAP Financial Measures

This document may contain certain non-GAAP financial measures. SmartRent's management and board of directors use certain non-GAAP measures to understand and evaluate SmartRent's operating performance, to establish budgets, and to develop operational goals for managing its business, and they believe these measures also provide meaningful supplemental information to investors and others in understanding and evaluating SmartRent's operating results and enhancing the overall understanding of its past performance and future prospects. These non-GAAP financial measures are not a substitute for GAAP measures and should be read in conjunction with SmartRent's GAAP financial information.

SMARTRENT.COM, INC.

RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA

(Unaudited)

(In thousands)

	Three months ended March 31,
	2021	2020
Net loss	$(9,267)	$(7,276)
Interest expense, net	82	231
Provision for income taxes	46	78
Depreciation and amortization	80	26
EBITDA	$(9,059)	$(6,941)
Stock-based compensation	427	261
Non-cash warrant expense	234	146
Loss on extinguishment of debt	-	164
Loss on change in exchange rates	470	86
Compensation expense in connection with Zipato acquisition	-	848
Other non-operating expense, net	-	(17)
Adjusted EBITDA	$(7,928)	$(5,453)

SMARTRENT.COM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(In thousands, except per share amounts)

	For the three months ended March 31,
	2021	2020
Revenue
Hardware	$12,398	$11,293
Professional services	3,601	3,631
Hosted services	3,161	1,630
Total revenue	19,160	16,554

Cost of revenue
Hardware	12,143	10,153
Professional services	5,460	4,531
Hosted services	1,971	1,158
Total cost of revenue	19,574	15,842

Operating expense
Research and development	3,093	1,870
Sales and marketing	1,754	1,537
General and administrative	3,957	4,013
Total operating expense	8,804	7,420

Loss from operations	(9,218)	(6,708)

Interest expense	(82)	(231)
Other income (expense), net	79	(259)
Loss before income taxes	(9,221)	(7,198)

Provision for income taxes	46	78
Net loss	(9,267)	(7,276)
Other comprehensive loss
Foreign currency translation adjustment	(128)	(14)
Comprehensive loss	$(9,395)	$(7,290)
Net loss per common share
Basic and diluted	$(4.84)	$(6.00)
Weighted-average number of shares used in computing net loss per share
Basic and diluted	1,914	1,213

Important Information for Investors and Stockholders

This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I ("FWAA") and SmartRent.com, Inc. ("SmartRent"). FWAA filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission ("SEC") on May 14, 2021, which included a preliminary proxy statement/prospectus in connection with FWAA’s solicitation for proxies for the vote by FWAA’s shareholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SmartRent’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire preliminary proxy statement/prospectus, and when it becomes available, the definitive proxy statement and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045.

FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding FWAA's directors and executive officers is contained in the section of FWAA's Form S-1 titled "Management", which was filed with the SEC on February 4, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in Solicitation

FWAA and SmartRent and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FWAA’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of FWAA and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA's and SmartRent's expectations or predictions of future financial or business performance or conditions, SmartRent's product roadmap, including the expected timing of new product releases, SmartRent's plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent's ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words "believes," "estimates," "expects," "projects," "forecasts," "may," "will," "should," "seeks," "plans," "scheduled," "anticipates," "intends" or "continue" or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA's Form S-1 titled "Risk Factors," which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA's or SmartRent's management's current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in FWAA's reports filed with the SEC, including FWAA's most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC's website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to SmartRent's ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA's public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall's limited partner and other commercial relationships to grow SmartRent's customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent's customer base, the ability of the combined company to meet Nasdaq's listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent's current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA's most recent reports on Form 8-K, which are available, free of charge, at the SEC's website at www.sec.gov, and will also be provided in FWAA's proxy statement/prospectus, when available. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA's and SmartRent's control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term "committed units" includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Investor Contact:

SmartRent@FTIConsulting.com

Media Contact:

SmartRent@Inkhouse.com

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